May 4, 2006
VIA EDGAR AND U.S. MAIL
Mr. Donald A. Walker
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Oriental Financial Group Inc. Form 10-K for Fiscal Year Ended June 30, 2005 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 001-12647
Dear Mr. Walker:
     Reference is made to your correspondence of April 12, 2006, received by fax on the same date, in which you made certain additional comments regarding the referenced filings. Following are our answers to your comments in the same order presented.
Form 10-K for Fiscal Year Ended June 30, 2005
Part I
Item 1. Business, page 2
1.	We note your response to comment two of our letter dated December 9, 2005 that you will provide an enhanced discussion of your banking activities including your underwriting procedures and criteria as well as your process for determining whether transfers of financial assets qualify for true sale accounting pursuant to paragraph 9 of SFAS 140 in future filings. In light of your reevaluation of accounting and financial reporting related to certain loan purchases and the fact that you will be filing an amendment to your June 30, 2005 Form 10-K, please include such discussion in your amendment.

Mr. Donald A. Walker

May 4, 2006
     As disclosed in the Company’s report on Form 8-K, dated March 28, 2006, and in its press release of March 31, 2006, the Company will restate its financial statements as of June 30, 2005 and 2004, and for each of the three years in the period ended June 30, 2005, and the financial information at and for each of the five years in the period ended June 30, 2005, and include such restated financial statements and financial information in its report on Form 10-K for the six-month transition period ended December 31, 2005, which will also include restated selected quarterly financial information as of and for the quarter ended September 30, 2005. In such transition report, which the Company expects to file this month, the Company will provide an enhanced discussion of its banking activities including its underwriting procedures and criteria as well as its process for determining whether transfers of financial assets (including certain loan purchases) qualify for true sale accounting pursuant to paragraph 9 of SFAS 140.
Item 9A. Controls and Procedures, page 15
2.	We note that you plan to amend your periodic reports to file restated financial statements. Please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ [sic] conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
     The Company has not yet completed the evaluation of its “internal control over financial reporting,” as such term is defined in
Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its report on Form 10-K for the six-month transition period ended December 31, 2005, nor the effect of the restatement on its previous assessments of the effectiveness of such internal control and of its “disclosure controls and procedures,” as such term is defined in Exchange Act Rule 13a-15(e), as of June 30, 2005. Once such evaluation is completed by the Company in conjunction with its current independent registered public accounting firm, we will supplement our response herein to cover the result of such evaluation as it relates to Items 307 and 308 of Regulation S-K.
Attestation Report of Independent Registered Public Accounting Firm on Section 404
3.	We note your response to comment three of our letter dated December 9, 2005 that you will amend your June 30, 2005 Form 10-K to include a signed copy of your Attestation Report on Section 404. Please tell us when you plan to file the amendment.
     Due to an oversight by the Company, the original electronic filing of the attestation report did not include the signature by Deloitte & Touche (“D&T”) even though the paper version of the report, as submitted by D&T, did include it. As discussed

Mr. Donald A. Walker

May 4, 2006
above, given the need to restate the prior year’s financial statements, the Company no longer intends to amend its June 30, 2005 Form 10-K to include a signed copy of D&T’s attestation report without restating the financial results reported therein. Furthermore, due to the required work and the time constraints that an amendment to the June 30, 2005 Form 10-K would entail and the additional delay that it would cause on the completion of such transition report, the Company is not in a position, without undue hardship, to amend the June 30, 2005 Form 10-K. Instead, and as indicated herein and in its report on Form 8-K, dated March 28, 2006, the Company intends to reflect the restatement in its December 31, 2005 transition report on Form 10-K, which it expects to file in this month.
Management’s Discussion and Analysis
4.	In your response to comment four of our letter dated December 9, 2005 as well as in your Form 8-K filed on April 28, 2005 you discuss your new business model adopted in fiscal 2004 which was put in place to speed up your transition to become a more traditional asset-based financial institution. In future filings, beginning with your December 31, 2005 Form 10-K please include a robust discussion of this new model. Your disclosure should address the impact that the new business model will have, or is reasonably likely to have, on the company’s liquidity, capital resources and results of operations as well as help readers ascertain the likelihood that past performance is indicative of future performance. Please refer to Interpretative Release Number 33-8350.
     As requested, the Company will include such discussion in future filings, beginning with its December 31, 2005 transition report on Form 10-K.
     Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.
Respectfully submitted,
/s/ José Rafael Fernández
José Rafael Fernández
President and CEO